

Cullen Gallagher · 3rd

Entrepreneur | Veteran | Tech | Media | Aviation

Santa Monica, California, United States · **Contact info**

500+ connections

 Lunch

 UCLA Anderson School of Management

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Experience



Co-Founder and CEO
Lunch · Full-time
Jun 2021 – Present · 7 mos
Santa Monica, California, United States

Building the payment infrastructure for the offline economy.



C-17 Instructor Pilot
US Air Force Reserve
Mar 2012 – Present · 9 yrs 10 mos
March ARB, CA

Reserve officer and pilot flying the C-17 Globemaster III.

Worldwide qualified and proficient.



Defense Ventures Fellow
Two Bear Capital · Apprenticeship
Aug 2021 – Oct 2021 · 3 mos
Whitefish, Montana, United States

Defense Ventures Fellowship Program connects military innovators with leading venture capital firms & technology startups. I help the DoD/Federal Government to better engage in emerging technology.

...see more



General Manager
PlayVS · Full-time
Jun 2020 – Jan 2021 · 8 mos
Los Angeles, California, United States

Led 10 direct reports in operations for PlayVS' high school and youth leagues-- revenue center for the business

Co-led the Summer Showdown, the largest tournament in PlayVS history   ...see more

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Co-Founder & CEO
REELY · Full-time
Jan 2015 – Jun 2020 · 5 yrs 6 mos
Santa Monica, CA

REELY utilizes computer vision and deep learning to automatically identify, tag, clip and distribute sports and esports highlights in real time. Our proprietary system is represents huge cost savings for teams, leagues, and content providers, and allows smaller organizations to finally generate and monetize their content efficiently.   ...see more

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Education



UCLA Anderson School of Management
Master's Degree, MBA
2014 – 2016
Activities and Societies: Entrepreneur Association, Entertainment Management Association, Anderson Veterans Association

Marketing and Entrepreneurship focus.



United States Air Force Academy
Bachelor of Science (B.S.), Biology, General
1999 – 2003
Activities and Societies: Judo Team, Ski Club